UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

__________________________________________________

Intelsat S.A.
(Name of Issuer)
Common Shares, nominal value $0.01 per share
(Title of Class of Securities)
L5140P101
(CUSIP number)
Jennifer M. Pulick
General Counsel
Cyrus Capital Partners, L.P.
65 East 55th Street, 35th Floor
New York, New York 10022
(212) 380-5800
(Name, address and telephone number of person authorized to receive notices and communications)
April 27, 2020
(Date of event which requires filing of this statement)

 __________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L5140P101

1	NAME OF REPORTING PERSON Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,766,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,766,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,766,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 142,085,774 Common Shares of Intelsat S.A. (the “Issuer”) outstanding as of April 1, 2020, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on April 28, 2020.

CUSIP No. L5140P101

1	NAME OF REPORTING PERSON Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,766,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,766,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,766,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 142,085,774 Common Shares of the Issuer outstanding as of April 1, 2020, as reported in the Issuer’s Proxy Statement filed with the SEC on April 28, 2020.

CUSIP No. L5140P101

1	NAME OF REPORTING PERSON Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,766,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,766,504
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,766,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 142,085,774 Common Shares of the Issuer outstanding as of April 1, 2020, as reported in the Issuer’s Proxy Statement filed with the SEC on April 28, 2020.

ITEM 1. Security and Issuer.
The class of equity security to which this statement on Schedule 13D relates is the common shares, nominal value $0.01 per share (“Common Shares”) of Intelsat S.A. (the “Issuer”). The address of the principal executive offices of the Issuer is 4 rue Albert Borschette, Luxembourg, Grand Duchy of Luxembourg L-1246.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
ITEM 2. Identity and Background.
a) The Reporting Persons are:
1. Cyrus Capital Partners, L.P.
2. Cyrus Capital Partners GP, L.L.C.
3. Stephen C. Freidheim
(b) The business address of each of the Reporting Persons is:
c/o Cyrus Capital Partners, L.P.
65 East 55th Street, 35th Floor
New York, New York 10022
(c) Each of the Reporting Persons is engaged in the business of investment. Cyrus Capital Partners, L.P. (“Cyrus Capital Partners”) is the investment manager of certain private investment funds that directly hold Common Shares, including Cyrus Opportunities Master Fund II, Ltd., CRS Master Fund, L.P., Crescent 1, L.P., Cyrus Select Opportunities Master Fund, Ltd., Canary SC Master Fund, L.P., and Cyrus 1740 Master Fund, L.P. (collectively, the “Cyrus Funds”). Cyrus Capital Partners GP, L.L.C. (“Cyrus Capital GP”) is the general partner of Cyrus Capital Partners. Stephen C. Freidheim is the Chief Investment Officer of Cyrus Capital Partners and is the sole member and manager of Cyrus Capital GP. Mr. Freidheim may be deemed to indirectly beneficially own the securities directly held by the Cyrus Funds because Mr. Freidheim may be deemed to have voting and investment power over such securities by virtue of his relationship with Cyrus Capital Partners and Cyrus Capital GP.
(d) The Reporting persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Citizenship of the Reporting Persons is as follows:
1. Cyrus Capital Partners – Delaware
2. Cyrus Capital GP – Delaware
3. Stephen C. Freidheim – United States of America
The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith as Exhibit 99.1.
ITEM 3. Source and Amount of Funds or Other Consideration.
The Reporting Persons used the working capital of the Cyrus Funds to purchase the 10,766,504 Common Shares reported herein. The total purchase price for the Common Shares reported herein was approximately $12,473,401.11.
The Reporting Persons may effect purchases of securities through margin accounts maintained for the Cyrus Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Common Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

ITEM 4. Purpose of Transaction.
The Reporting Persons acquired the Common Shares reported herein over which they exercise beneficial ownership in the belief that the Common Shares are undervalued and an attractive investment.
Letter to the Board of Directors
On April 30, 2020, Cyrus Capital Partners sent a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”).  Cyrus Capital Partners in the Letter addresses issues arising out of the Federal Communications Commission Order adopted on February 28, 2020, and formally issued on March 3, 2020 (the “FCC Order”), which reallocated the 3700-4000 MHz band of wireless spectrum on which the Issuer was licensed to conduct satellite operations, and repurposed it for terrestrial 5G mobile rollout.  Cyrus Capital Partners also notes that under the FCC Order, the Issuer will qualify for “accelerated relocation payments” (“Acceleration Payments”) totaling $4.86 billion if it can meet certain spectrum clearing requirements by two milestone dates in 2021 and 2023.
Cyrus Capital Partners also states that it is aware that Issuer subsidiary Intelsat Jackson Holdings S.A. (“Jackson”) has elected to withhold an interest payment of approximately $125 million (the “Interest Payment”) due on April 15, 2020, with respect to Jackson’s outstanding 8.50% Senior Notes due 2024.  Cyrus Capital Partners understands that such decision regarding the Interest Payment has prompted negotiations with Jackson creditors about a possible restructuring of existing debt and has fueled speculation of a potential Chapter 11 filing if such negotiations are unsuccessful.  Cyrus Capital Partners in the Letter states that it is confounded by speculation of a Chapter 11 filing by Jackson as it does not believe Jackson is insolvent and believes that Jackson has free cash on hand to make the Interest Payment, access to credit, substantial free cash flow generation, and liquidity to meet its future debt obligations as they come due.
Cyrus Capital Partners states that the Board has a fiduciary responsibility to maximize the Acceleration Payments and not to permit any company within the Issuer’s group to undermine value at this critical time.  Accordingly, Cyrus Capital Partners states that the Board should immediately undertake the following measures:  (1) take all necessary steps to prevent a bankruptcy filing by the Issuer or its subsidiaries, (2) immediately release all releasable parent guarantees of the debt of the Issuer’s subsidiaries, and (3) fund and capitalize a bankruptcy-remote Issuer company to perform the necessary spectrum clearing and receive the Acceleration Payments.  Cyrus Capital Partners states that it trusts that the Board will undertake such steps, but if it does not, Cyrus Capital Partners will pursue all available means to protect shareholder value, including to request that the Board call for an extraordinary meeting of shareholders on the earliest possible date permitted by law and the Issuer’s Articles of Incorporation, so that these matters may be put to an immediate vote by the Issuer’s shareholders.
The description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.2, and is incorporated herein by reference.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 142,085,774 Common Shares of the Issuer outstanding as of April 1, 2020, as reported in the Issuer’s Proxy Statement filed with the SEC on April 28, 2020.

Set forth below is the aggregate number of Common Shares directly held, as of the date hereof, by each of the following Cyrus Funds.

Holder	Total Number of Common Shares
Cyrus Opportunities Master Fund II, Ltd.	4,672,663

CRS Master Fund, L.P.	1,851,839

Crescent 1, L.P.	1,959,504

Cyrus Select Opportunities Mater Fund, Ltd.	549,092

Canary SC Master Fund, L.P.	1,485,777

Cyrus 1740 Master Fund, L.P.	247,629

The Reporting Persons also beneficially own $86,290,000 principal amount of 4.50% Convertible Senior Notes due 2025 of the Issuer (the “Notes”).  The Common Shares issuable upon conversion of such Notes are not included as beneficially owned in this Schedule 13D because the settlement of the Notes may be in cash, Common Shares or a combination of cash and Common Shares, at the election of the Issuer.
(c) Transactions by the Reporting Persons (on behalf of the Cyrus Funds) effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.
(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The disclosure in Item 5 is incorporated by reference herein.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

99.2	Letter to the Board of Directors of Intelsat S.A., dated April 30, 2020.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 4, 2020

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C.,
its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM

SCHEDULE A
TRANSACTIONS
The following table sets forth all transactions by the Reporting Persons (on behalf of the Cyrus Funds) with respect to Common Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 1, 2020. Except as otherwise noted below, all such transactions were purchases of Common Shares effected in the open market, and the table excludes commissions paid in per share prices.

Cyrus Capital Partners, L.P.

Nature of Transaction	Common Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Buy	675,200	$1.2417	4/14/2020
Buy	989,695	$1.0072	4/15/2020
Buy	1,068,245	$1.163	4/16/2020
Buy	438,840	$1.2498	4/17/2020
Buy	391,804	$1.25	4/20/2020
Buy	1,000,000	$1.1184	4/21/2020
Buy	1,000,000	$1.0769	4/22/2020
Buy	1,000,000	$1.1297	4/23/2020
Buy	479,950	$1.1064	4/24/2020
Buy	1,000,000	$1.1529	4/27/2020
Buy	1,173,213	$1.1341	4/28/2020
Buy	566,075	$1.1871	4/29/2020
Buy	372,303	$1.25	4/30/2020
Buy	611,179	$1.2539	5/01/2020

Exhibit 99.1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the beneficial ownership by each of the undersigned of the Common Shares of Intelsat S.A.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 4th day of May, 2020.

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C.,
its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM

Exhibit 99.2

April 30, 2020

Via Electronic Mail
Board of Directors
Intelsat, S.A.
4 rue Albert Borschette
Luxembourg
Grand Duchy of Luxembourg
N4 L-1246
Dear Members of the Board,
Cyrus Capital Partners, L.P. (“Cyrus”, “we”) manages certain investment funds that own and control 9,783,022 common shares of Intelsat S.A. (“Intelsat”).
We write regarding issues affecting Intelsat arising out of the Federal Communications Commission (“FCC”) Order adopted on February 28, 2020, and formally issued on March 3, 2020 (the “FCC Order”).  The FCC Order reallocated the 3700-4000 MHz band of wireless spectrum on which Intelsat was licensed to conduct satellite operations, and repurposed it for terrestrial 5G mobile rollout.  Separately, under the FCC Order, Intelsat will qualify for “accelerated relocation payments” (“Acceleration Payments”) totaling USD 4.86bn if it can meet certain spectrum clearing requirements by two milestone dates in 2021 and 2023.
At the same time, we are aware that Intelsat Jackson Holdings S.A. (“Jackson”), a subsidiary of Intelsat S.A., has elected to withhold an interest payment of approximately USD 125 million (the “Interest Payment”) due on April 15, 2020, with respect to Jackson’s outstanding 8.50% Senior Notes due 2024.  We understand that this has prompted negotiations with Jackson creditors about a possible restructuring of existing debt1 and has fueled speculation of a potential Chapter 11 filing if such negotiations are unsuccessful.  This speculation is particularly confounding given that Jackson is not insolvent: It has free cash on hand to make the Interest Payment, substantial free cash flow generation, and liquidity to meet its future debt obligations as they come due.
It goes without saying that the Acceleration Payments represent a unique and unprecedented value opportunity for Intelsat.  It is the fiduciary responsibility of the Intelsat board to take all steps necessary to maximize the value of the Acceleration Payments and not to permit any company within the Intelsat group to undermine value at this critical time.  Based on information and belief, the Board
____________________________

1 Under the indenture governing the 2024 Senior Notes, Jackson has a 30-day grace period to make the Interest Payment before such non-payment constitutes an “event of default” with respect to the 2024 Senior Notes.

Board of Directors
Intelsat, S.A.
April 30, 2020

should immediately undertake the following measures:
1.
Take all necessary steps to prevent a bankruptcy filing by Intelsat S.A. or its subsidiaries.  Jackson should make the Interest Payment, cure any pending Event of Default, and avoid having to make any unnecessary and premature bankruptcy filing.  Such a filing would create a massive destruction of value, substantially complicate the clearing efforts under the FCC Order, and place in serious jeopardy Intelsat’s opportunity to receive the Acceleration Payments.

2.
Immediately release all releasable Parent Guarantees.  Intelsat S.A. is currently a guarantor of 5.50% Jackson Senior Unsecured Notes due 2023, 8.50% Jackson Senior Unsecured Notes due 2024, 9.75% Jackson Senior Unsecured Notes due 2025, the 7.75% Intelsat Luxembourg S.A. (“Lux”) Senior Unsecured Notes due 2021, and the 8.125% Lux Senior Unsecured Notes due 2023.  However, those guarantees may be unilaterally released at any time upon written notice by Intelsat S.A. to the trustee for the relevant notes.[2]  There is no rational business purpose for keeping these guarantees in place and they serve only to risk dragging down the entire Intelsat group in the event of a non-consensual restructuring process.  Accordingly, Intelsat S.A. should write immediately to the relevant trustees to release the parent guarantees.

3.
Fund and capitalize a bankruptcy-remote Intelsat company to perform the necessary spectrum clearing and receive the Acceleration Payments.  The prospect of a value-destructive bankruptcy filing by Jackson, no matter how remote or ill-advised, requires that the Board take all necessary steps to protect the Acceleration Payments from such a process and to retain Intelsat’s ability to conduct the necessary spectrum clearing, unimpaired by court supervision and creditor in-fighting.  The most sensible and realistic way to achieve this is to create a new, wholly-owned subsidiary of Intelsat S.A. – “ClearingCo” for example – and capitalize ClearingCo to perform all necessary spectrum clearing to achieve the Acceleration Payments.  This would help preserve cash within Jackson so that it can continue to meet its debt obligations as they come due.  And, to the extent that personnel or resources are required from any existing Intelsat operating company, ClearingCo would contract for those services on a fully arm’s-length basis and for fair consideration.

____________________________

2 For example, Section 10.01(k) of the Indenture governing the 8.50% Jackson Senior Unsecured Notes due 2024 provides: “Any guarantee given by any Parent of the Issuer may be released at any time upon written notice to the Trustee from such Parent of the Issuer.”  Section 10.01(f) further provides: “For the avoidance of doubt, any Parent Guarantee may be released at any time, upon notice to the Trustee, in the sole discretion of the Issuer or such Parent Guarantor”. Similar language is found in the Indentures governing the other notes.

Board of Directors
Intelsat, S.A.
April 30, 2020

We trust that the Board recognizes the urgency of the situation and shall undertake these steps immediately.  If it does not, then we shall pursue all available means to protect shareholder value, including to request that the Board call for an extraordinary meeting of shareholders on the earliest possible date permitted by law and Intelsat’s Articles of Incorporation, so that these matters may be put to an immediate vote by the Intelsat shareholders.
Sincerely,

CYRUS CAPITAL PARTNERS, L.P.

cc:        Boies Schiller Flexner LLP
Duane L. Loft (dloft@bsfllp.com)

Cyrus Capital Partners Europe, LLP
Lucien E. Farrell (lfarrell@cyruscapital.com)
Stefano Malfitano (smalfitano@cyruscapital.com)